UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D–9

Solicitation/Recommendation Statement under Section 14(d)(4)

of the Securities Exchange Act of 1934

EMERGENT GROUP INC.

(Name of Subject Company)

EMERGENT GROUP INC.

(Names of Persons Filing Statement)

Common Stock, $0.04 par value

(Title of Class of Securities)

29089V–20–3

(CUSIP Number of Class of Securities)

Bruce J. Haber

Chief Executive Officer

EMERGENT GROUP INC.

10939 Pendleton Street

Sun Valley, California 91352

(818) 394–2800

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven Morse, Esq.

Morse & Morse PLLC

1400 Old Country Road, Suite 302

Westbury, New York 11590

(516) 487–14446

☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

The attached email was provided to Emergent Group Inc. employees on February 7, 2011.

Statements in this Schedule 14D-9 contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1993 and Section 21E of the Securities Exchange Act of 1934.  These statements are based upon management’s current expectations and are subject to uncertainty and changes in circumstances, including the risks that the proposed transactions may not be consummated (or, if consummated, consummated on the currently proposed terms including the proposed price per share), and unanticipated future events (some of which are discussed in the Company’s most recent Annual Report on Form 10-K and subsequently filed SEC reports)  There is no assurance that any forward-looking statements will prove accurate, as actual results and future events could differ materially from those presently anticipated.

<<Audience>> PRI Medical Domain Users

<<Title>>  PRI Medical Teams Up with Universal Hospital Services

<<Body>>

Team,

I’m pleased to announce today that we have signed an agreement to join forces with Universal Hospital Services, Inc. (UHS), a leading provider of medical equipment management and service solutions to the U.S. health care industry.  The transaction will take the form of a cash purchase by UHS of 100% of the shares of PRI Medical’s holding company, Emergent Group Inc.

UHS will make a great partner for PRI Medical. Their presence in more than 5000 hospitals and surgery centers across the U.S. gives us a great opportunity to rapidly increase our service in existing and new geographical markets. By expanding our services nationwide, we’ll be better positioned to create more solutions for our customers and more opportunities for all of us at PRI Medical.

To learn more about this exciting development and UHS, please view this online presentation >> http://www.brainshark.com/uhs/PRIMedicalTeamsUpwithUHS_PRI

Attached you’ll find a FAQ document to help answer some of the questions you might have.  Additionally, please plan to attend one of the scheduled conference calls where you’ll have an opportunity to ask specific questions about the transaction.

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The conference call schedule and dial-in information is as follows:

Call 1: Feb 7, 2011

•                  Time: EST 5:45 p.m., CST 4:45 p.m., MST 3:45 p.m., PST 2:45 p.m.

Call 2: Feb 7, 2011

•                  Time: EST 8:45 p.m., CST 7:45 p.m., MST 6:45 p.m., PST 5:45 p.m.

Expect regular communication in the future regarding the progress and details of this transaction.

Bruce Haber

Chairman & CEO, PRI Medical Technologies, Inc.

IMPORTANT INFORMATION AND WHERE TO FIND IT

This is not an offer to purchase or a solicitation of an offer to sell any securities of Emergent Group Inc. (“Emergent Group”).  The planned tender offer by Universal Hospital Services, Inc. (“UHS”) for all of the outstanding shares of the common stock of Emergent Group has not yet been commenced.  Upon commencement of the tender offer, UHS will mail to Emergent Group stockholders an offer to purchase and related materials and Emergent Group will mail to Emergent Group stockholders a solicitation/recommendation statement with respect to the tender offer.  UHS will file its offer to purchase with the Securities and Exchange Commission (the “SEC”) on Schedule TO and Emergent Group will file its solicitation/recommendation statement with the SEC on Schedule 14D-9.  Emergent Group stockholders are urged to read these materials carefully when they become available since they will contain important information, including the terms and conditions of the offer.  Emergent Group stockholders may obtain a free copy of these materials (when available) and other documents filed by UHS or Emergent Group with the SEC at the website maintained by the SEC at www.sec.gov.  The offer to purchase and related materials, the solicitation/recommendation statement, the Schedule TO, and the Schedule 14D-9 may also be obtained (when available) for free by contacting the information agent for the tender offer (when one is selected).

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